UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR  15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

February 3, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name Into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒               Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -         .

EXHIBIT INDEX

Exhibit no.	Description
99.1	Press release dated February 2, 2004, regarding announcement of new Non-Executive Chairman.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

UNITED BISCUITS FINANCE PLC

(Registrant)

By:	/s/ Malcolm Ritchie
	Name:	Malcolm Ritchie
	Title:	Chief Executive Officer

3

Media statement

FOR IMMEDIATE RELEASE	FEBRUARY 2, 2004

DAVID FISH APPOINTED CHAIRMAN OF UNITED BISCUITS

The Board of United Biscuits (“UB”), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, announces that it has appointed David Fish as Non-Executive Chairman. The appointment follows the decision to split the roles of Chairman and Chief Executive in accordance with the established code of corporate governance best practice.

David, 55, worked for the Mars organisation for 27 years (from 1974 – 2001), the last seven as a member of the Mars Incorporated Operating Board.  During his career at Mars he held a number of senior general management positions including President, Snackfoods Europe and Joint President, Masterfoods Europe (the operating company for all Mars’ European activities). He also held European Vice-President positions in marketing, country management and personnel.  He is currently Non-Executive Director of Royal Mail Holdings Plc, Tate and Lyle PLC and Christian Salvesen PLC – where he is also Chairman.

The UB Board members are delighted that David has joined the UB Board, bringing with him his considerable industry experience. They believe David’s insight and skills will prove immensely valuable as the business continues to grow.

- ENDS -

Press Enquiries:

CardewChancery

Tim Robertson/Sofia Rehman

Telephone: 020 7930 0777

NOTES TO EDITORS:

•      UB is the market leader in biscuit production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP snacks is number two in the UK in terms of sales and number one in the nuts.

•      UB owns some of Europe’s best known biscuit and snack brands including McVitie’s, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and BN, Delacre, Verkade and Fontaneda in Continental Europe.

•      UB became a private company following its de-listing from the London Stock Exchange during 2000.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.